Filed by Hyperliquid Strategies Inc
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Sonnet BioTherapeutics Holdings, Inc.
Commission File No. 001-35570

Date: November 12, 2025

Hyperliquid Strategies Inc

Fall 2025

Disclaimer

The information contained in this presentation is provided solely to assist interested parties in making their own evaluation with respect to the proposed business combination (the "Business Combination") among Hyperliquid Strategies Inc ("HSI" or "Pubco"), Sonnet Biotherapeutics Holdings, Inc. ("Sonnet") and Rorschach LLC ("Rorschach") and for no other purpose. By reviewing or reading this presentation, you will be deemed to have agreed to the obligations and restrictions set out below.

Information contained in this presentation has been obtained from published and non-published sources. Such information has not been independently verified by HSI, Rorschach or Sonnet, and none of such entities assumes responsibility for the accuracy of such information. Without limiting the generality of the foregoing, information in this presentation regarding Hyperliquid and its operations is based on information that has been publicly disseminated by Hyperliquid, and has not been independently verified by HSI, Rorschach or Sonnet. In addition, this presentation provides references to certain third-party websites. These sites and their providers are not controlled by us, and we are not responsible for the contents or the proper operation of any linked sites. The inclusion of any reference does not imply our endorsement or our adoption of the statements therein. Except where otherwise indicated, the information in this presentation is based on matters as they exist as of the date of preparation and not as of any future date, and will not be updated or otherwise revised to reflect information that subsequently becomes available, or circumstances existing or changes occurring after the date hereof. Without limiting the generality of the foregoing, information in this presentation regarding Hyperliquid and its operations is based on information that has been publicly disseminated by Hyperliquid, and has not been independently verified by us.

Important Information and Where to Find It

In connection with the Business Combination, Pubco has filed a registration statement on Form S-4 with the Securities and Exchange Commission (the "SEC"), containing a proxy statement for Sonnet's stockholders that will also constitutes a prospectus of HSI, the securities of which are expected to be listed on NASDAQ upon consummation of the Business Combination, and Sonnet has mailed a definitive proxy statement/prospectus to Sonnet's stockholders. HSI, Sonnet and Rorschach urge investors, stockholders and other interested persons to read the proxy statement/prospectus, as well as other documents filed with the SEC, because these documents contain important information about the proposed Business Combination. Sonnet's stockholders may obtain a copy of the proxy statement/prospectus and other documents filed with the SEC by Sonnet or HSI, without charge, by directing a request to JTC Team, LLC, Sonnet's investor relations representative, at SONN@jtcir.com or by phone at 908-824-0775. These documents can also be obtained, without charge, at the SEC's web site (http://www.sec.gov).

Participants in the Solicitation

Sonnet, Rorschach, HSI and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Sonnet stockholders in connection with the Business Combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Sonnet's stockholders in connection with the proposed business combination is set forth in the proxy statement/prospectus for the Business Combination e. Information concerning the interests of Sonnet's, HSI's and Rorschach's participants in the solicitation, which may, in some cases, be different than those of Sonnet's, HSI's and Rorschach's equity holders generally, is set forth in the proxy statement/prospectus and other relevant materials filed with the SEC relating to the Business Combination. These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.

Forward Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Business Combination involving Sonnet and Rorschach, including expectations, hopes, beliefs, intentions, plans, prospects, financial results or strategies regarding Sonnet, Rorschach, HSI and the Business Combination and statements regarding the anticipated benefits and timing of the completion of the Business Combination, the assets held by Rorschach, the price and volatility of HYPE tokens, HSI's listing on any securities exchange, the macro and political conditions surrounding HYPE tokens and cryptocurrency generally, HSI's planned business strategy, use of proceeds of the Business Combination, objectives of management for future operations of HSI, the upside potential and opportunity for investors, HSI's plan for value creation and strategic advantages, market size and growth opportunities, regulatory conditions, technological and market trends, future financial condition and performance and expected financial impacts of the Business Combination, the satisfaction of closing conditions to the Business Combination, and other expectations, intentions, strategies, assumptions or beliefs of the parties to the Business Combination about future events, results of operations or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words "believe," "project," "expect," "anticipate," "estimate," "intend," "strategy," "future," "opportunity," "potential," "plan," "may," "should," "will," "would," "will be," "will continue," "will likely result," and similar expressions. Forward-looking statements are predictions, projections and other statements about future events or conditions that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including, but not limited to: the risk that the Business Combination may not be completed in a timely manner or at all; the failure by the parties to satisfy the conditions to the consummation of the Business Combination, including the approval of Sonnet's shareholders; failure to realize the anticipated benefits of the Business Combination; the failure of HSI to obtain or maintain the listing of its securities on any securities exchange after closing of the Business Combination; costs related to the Business Combination and as a result of becoming a public company; changes in business, market, financial, political and regulatory conditions; risks relating to HSI's anticipated operations and business, including the highly volatile nature of the price of HYPE tokens; the risk that HSI's stock price will be highly correlated to the price of HYPE tokens and the price of HYPE tokens may decrease between the signing of the Business Combination Agreement and the closing of the Business Combination or at any time after the closing of the Business Combination; risks related to increased competition in the industries in which HSI will operate; risks relating to significant legal, commercial, regulatory and technical uncertainty regarding HYPE tokens; risks relating to the treatment of crypto assets for U.S. and foreign tax purposes; risks that after consummation of the Business Combination, HSI experiences difficulties managing its growth and expanding operations; challenges in implementing HSI's business plan including HYPE token-related financial and advisory services, due to operational challenges, significant competition and regulation; the outcome of any potential legal proceedings that may be instituted against Sonnet, Rorschach, HSI or others following announcement of the Business Combination, and those risk factors discussed in documents that Sonnet has filed, or that will be filed by Sonnet and/or HSI, with the SEC, including the proxy statement/prospectus filed with respect to the Business Combination. Forward-looking statements in this presentation speak only as of the date of this document, and none of HSI, Rorschach or Sonnet undertakes any obligation to update or revise any of these statements.

Hyperliquid Strategies Inc: Introduction & Transaction Update

Transaction to close promptly after receipt of SONN stockholder approval and other closing conditions, with shares starting to trade under new ticker ("PURR") on the following trading day

Transaction Overview

- **Public Listing**: Transaction involves a contemplated business combination with Sonnet BioTherapeutics Holdings, Inc. (Nasdaq: SONN)
- **Close & Vote**: SONN shareholders will vote on the contemplated transaction, currently scheduled for November 18, 2025
- **Capital**: PIPE commitments of ~$888M, consisting of ~$583M* in HYPE tokens and ~$305M in cash
- **Post-Closing Strategy:** Commence HYPE token accumulation by deploying ~$305M in cash (less working capital requirements)

Investment Thesis

- **Macro Environment**: Highly supportive of digital assets, especially for fundamental value creating ecosystems
- **Hyperliquid**: Dominant perps DEX with millions of free cash flow; a unique blockchain poised for further growth
- **Hyperliquid Strategies Inc**: Expected to be the largest DAT providing capital efficient access to the highly attractive HYPE token

** Based on the value of HYPE tokens at the time of the transaction announcement ($46.372 per HYPE token).*

Investment Highlights

1. *Regulatory clarity is accelerating blockchain adoption, unlocking digital assets as a broadly accepted investable asset class*
2. *The supportive macro environment has propelled the emergence of a new wave of digital asset winners with compelling fundamental value drivers*
3. *Decentralized Exchanges (DEX) for perpetual futures (perps) are among the biggest digital asset winners, displaying unprecedented revenue growth*
4. *Hyperliquid has emerged as the dominant perp DEX, rapidly gaining traction and generating large and fast-growing free cash flows*
5. *The broader Hyperliquid Blockchain infrastructure is custom-built to become the "Blockchain to House All Finance", setting the stage for further explosive growth*
6. *Exposure to the Hyperliquid story through its native utility token, HYPE, is difficult due to limited access options, especially for institutional investors and those located in the U.S.*
7. *Hyperliquid Strategies Inc (HSI) is expected to be the largest digital asset treasury (DAT) platform focused on accumulating HYPE tokens*
8. *HSI is expected to provide regulated and capital efficient access to HYPE tokens and create shareholder value and generate superior returns through a differentiated DAT strategy*
9. *The HSI team will be led by a distinguished leadership team and leverage exceptional strategic partners*

Hyperliquid Strategies Inc: Experienced Team and Strategic Partners

Distinguished Leadership



Bob Diamond

Chairman

ATLAS MERCHANT CAPITAL BARCLAYS

Bob Diamond is the Founding Partner and CEO of Atlas Merchant Capital, previously serving as the CEO of Barclays



David Schamis

Chief Executive Officer

ATLAS MERCHANT CAPITAL

David Schamis is the Founding Partner and CIO of Atlas Merchant Capital

---



Eric Rosengren

Board Member

Federal Reserve Bank of Boston™

Former President



Larry Leibowitz

Board Member

NYSE EURONEXT

Former Member of Management Committee



Tom King

Board Member

BARCLAYS

Former Member of Executive Committee

Strategic Partners

Paradigm

galaxy

PANTERA

anchorage digital

Highly Supportive Macro Environment

Strong regulatory & social tailwinds

Regulatory Clarity

- Political and regulatory shift away from enforcement towards fostering innovation
- Clear regulatory frameworks drive adoption and growth (GENIUS Act, Project Crypto, etc.)

Blockchain Adoption

- Regulatory clarity allows blockchain technology to quickly become the new rails of finance (faster, cheaper, more transparent)
- Lower barriers drive innovation, disintermediation & increasing interaction between traditional finance and DeFi

Investable Asset Class

- Retail: >700M global crypto owners drive acceptance of crypto as a >$3.4T investable asset class
- Rapidly increasing institutional participation, with flows into digital asset ETFs, DATs, and tokenized real-world assets (RWAs)

Source: a16z, CoinMarketCap.

Emergence of Compelling Digital Asset Winners

Digital asset investors are flocking to platforms & products that demonstrate fundamental value

Proven Product-Market Fit

Decentralized Exchanges
~$1.3T monthly perpetual futures volume

Stablecoins
~$308B total supply

Prediction Markets
~$9.3B monthly betting volume

DeFi Lending
~$26B Aave daily outstanding debt



Large Addressable Markets
Large Committed User Bases
Product Market Fit
Focus on End Customers
Real World Value (→ Fees)
Scalable Business Model
Compelling Narrative
Large Cash Flows
Verifiable Performance Metrics

Source: The Block, DeFiLlama, Dune Analytics, Aaverank as of October 2025.

Decentralized Exchanges: A Winning Market Structure

DEX: Non-custodial exchanges that allow users to retain control while trading assets on-chain in a transparent manner

While centralized exchanges (CEXs) have historically handled the vast majority of trading volume, momentum has shifted towards DEXs since 2023

- DEXs provide a global, transparent, permissionless, and trustless trading experience, while also delivering on speed, liquidity, low fees and user experience
- While many CEXs experienced serious outages during October 2025's 'flash crash', DEXs largely remained resilient by avoiding single points of failure and systemic fragilities
- DEXs optimize performance and user experience, while generating 'sticky' liquidity and developing customized infrastructures that are uniquely scalable



DEX to CEX
Futures Trade Volume (%)
16.0%
14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
Jan 22
Mar 22
May 22
Jul 22
Sep 22
Nov 22
Jan 23
Mar 23
May 23
Jul 23
Sep 23
Nov 23
Jan 24
Mar 24
May 24
Jul 24
Sep 24
Nov 24
Jan 25
Mar 25
May 25
Jul 25
Sep 25

Source: The Block.

Perpetual Futures: A Winning Product

Perps are the most successful product in digital assets

Monthly Digital Asset Trading Volume
(as of October 2025)


Perps
$6.3T
Spot
$1.4T

Perpetual Futures

- Perps are derivative contracts without an expiration date
- Main engine for crypto trading, with perps representing more than 80% of all digital asset trading activity
- On an annualized basis, perps have $75T+ in trading volume (as of October 2025)
- On most days, trading volume of perps well exceeds the trading volume of well-established traditional finance venues

Source: CoinMarketCap.

Perp DEXs: Fastest Growth Digital Asset Revenue Pool

Perpetual futures on decentralized exchanges are one of the fastest growing revenue pools in digital assets



1H 2024 – 1H 2025 Revenue Growth Rate
15%
41%
350%
Digital Assets
On-Chain
Perp DEXs

*Perps trading moving on-chain has propelled perp DEXs to be the **fastest growing revenue pool within the on-chain category**, with revenue accelerating at unprecedented speeds*

Source: 1kx.

Hyperliquid Houses the Dominant Perp DEX

Hyperliquid consistently ranks as one of the highest daily fee generators across all protocols



Hyperliquid Quarterly Revenue ($M)
$10
$138
$172
$303
Q4 2024
Q1 2025
Q2 2025
Q3 2025

First on-chain perps DEX to compete efficiently with centralized exchanges, combining a fully-transparent order book, high speed execution (>200K TPS), and low fees with a strong, community-focused user experience

Rapid Scaling & Adoption

#1
Perps DEX Volume

#1
Perps DEX Open Interest

>$1.2B Annualized Revenue

>$3T
All-Time Perps Volume

>200K
Active Monthly Users

Source: Artemis, CoinMarketCap, DeFiLlama as of 11/05/2025.

Hyperliquid Blockchain is Custom-Built for Long-Term Growth

The Hyperliquid Blockchain is a highly scalable, fully on-chain, permissionless financial system

Differentiated Growth Engines

Ecosystem Development

HyperEVM smart contract layer allows developers to build complex applications, turning the Hyperliquid blockchain into a general purpose and programmable DeFi platform

Leveraged Distribution

Builder codes allow distribution platforms to leverage Hyperliquid as their execution back-end, delivering unique, plug-and-play user experiences

New Markets

Hyperliquid Improvement Proposal 3 (HIP-3) allows builders to create and operate perp markets for new assets using the Hyperliquid infrastructure, opening the door for new on-chain TradFi & DeFi perp markets

HIP-3: Launching Pad for RWA Tokenization

Launched in October 2025, HIP-3 turns the Hyperliquid Blockchain into the ideal infrastructure for the permissionless launch of new perp markets

Currently Announced Perps under HIP-3

Symbol			Last Price
☆ XYZ100-USDC	20x	xyz	25,601
☆ TSLA-USDC	10x	xyz	--
☆ NVDA-USDC	10x	xyz	--
☆ GOLD-USDC	20x	xyz	--
☆ HOOD-USDC	10x	xyz	--
☆ INTC-USDC	10x	xyz	--
☆ PLTR-USDC	10x	xyz	--
☆ COIN-USDC	10x	xyz	--

Already launched *index of 100 non-financial stocks (XYZ100)*

Strong traction *with >$1.3B in volume in 3 weeks since launch (open interest capped at $100M, waitlist for users)*

Perps expected to be launched shortly include perps on ***Tesla, Nvidia, Gold, Robinhood, Intel, Palantir and Coinbase***

Providing 24/7 *self-custodied, globally accessible, and low-cost trading*

Any RWA *can be turned into a permissionless perp market*

Source: Hyperliquid.

HYPE: The Attractive Native Utility Token

Versatile foundational token that powers the decentralized Hyperliquid ecosystem

Market Statistics

#11
Rank By Market Cap

~$14.2B
Market Cap

~$42.2B
FDV

~1.0B
Total Supply

~337M
Circulating Supply

Deflationary Buy-Backs

Currently, ~99% of Hyperliquid revenues are used to buy back HYPE

~35M HYPE tokens have been bought back to date

Hyperliquid is the leading protocol for buy-backs by far



Protocol Buy-Backs ($M)
(January 1 – October 5, 2025)
$645
$150
$138
$100
$79
$58
$41
$28
$27
$24
$21
$19
HYPE
ZRO
PUMP
RAY
SKY
JUP
ENA
RLB
BONK
AAVE
GMX
MOVE

Source: Artemis, Blockworks, CoinMarketCap, Dune Analytics as of 11/09/2025.

Hyperliquid Strategies Inc: Digital Asset Treasury

HSI is expected be the largest HYPE DAT, providing capital efficient & productive access to the HYPE token

Treasury Strategy to Create Shareholder Value

Provide Access	• Difficult for retail *and* sophisticated investors to buy HYPE tokens (restrictions & availability) • HSI, as a publicly traded, regulated entity, intends to accumulate HYPE tokens
Capital Efficient	• Access to deep pools of capital, sophisticated financial instruments • HSI aims to provide compounding returns individual investors may not be able replicate
Yield Generation	• Not just a 'buy and hold' HYPE token strategy • HSI will seek to stake substantial portions of its HYPE tokens to provide stable yield
Market Leader	• Expected to be the largest public DAT vehicle for the accumulation of HYPE tokens • HSI has initial commitments in place for ~$888M of initial capital (including ~$305M of tokens)
Deep Engagement	• Fostered through substantial HYPE token holdings, an active governance role, and DeFi initiatives • HSI is closely aligned with Hyperliquid's long-term growth and development

Appendix

HYPE: The Hyperliquid Blockchain's Native Token

A versatile foundational asset that powers the decentralized Hyperliquid ecosystem

Governance

Holders participate in decentralized governance, by voting on protocol upgrades, feature enhancements, and other platform decisions

Liquidity Provision

HYPE tokens can be deposited into the Hyperliquid Liquidity Provider vault, earning holders a share of trading fees and aligning their interests with network liquidity

Fees

The HYPE token is used to pay for transactions and advanced operations on the Hyperliquid Blockchain, with deflationary burn provisions in-place

Staking rewards

Holders can stake HYPE to earn rewards and secure the Hyperliquid Blockchain, aligning their interests with the platform's stability, security, and growth

HYPE Tokenomics

HYPE Token Initial Allocation


Core Contributors
Genesis Distribution
Future Emissions / Community Rewards
Hyper Foundation
Community Grants
HIP-2 Allocation

- Maximum supply of ~1 billion HYPE tokens
- The HYPE token is the native gas token for HyperEVM, with base fees and priority fees being burned for every transaction
- As of July 2025, transaction fees have burned ~0.006% of HYPE's total supply
- Currently, ~99% of fees generated by the protocol are allocated to the Assistance Fund, which automatically purchases HYPE tokens from the open market
- A portion of the HYPE tokens acquired by the Assistance Fund may be sent to a burn wallet to be permanently removed from circulation
- The fixed total supply and the protocol's burning mechanisms are generally expected to result in a decline in the supply of HYPE tokens over time, contributing to a deflationary trend

Source: Artemis Analytics, Galaxy Research.

The Hyperliquid Blockchain & Decentralized Exchange

Decentralized, permissionless, and community-driven high performance blockchain built to house all of finance

Hyperliquid

Unique custom-built interdependent blockchain architecture

HyperBFT
- Consensus algorithm
- Decentralized validators produce blocks proportionally to staked HYPE (proof of stake)
- Provides the consistency and sub-second transaction finality needed for seamless and rapid trading

HyperCore
- Execution layer
- The fundamental building blocks and core functionalities (primitives) designed from the ground up
- Houses the fully transparent on-chain order book and liquidity engine

HyperEVM
- Smart contract layer
- Allows developers to build more complex applications to interact with the building blocks on HyperCore
- Turns the Hyperliquid Blockchain into a general purpose and programmable DeFi platform

Performant L1 blockchain

- Custom built and optimized from first principles
- Decentralized, fully on-chain performant financial system
- Vertically integrates consensus, execution, and smart contracts unified under one validator set
- Highly scalable, reliable execution that is fast, liquid, and transparent

Seamless Interoperability

- HyperCore (special purpose) and HyperEVM (general purpose) exist as a shared state, secured by HyperBFT
- Seamless interoperability allows for boundless innovation catering to a wide range of use cases

Decentralized Exchange Built on the Hyperliquid Blockchain

Decentralized Trading
- Fully on-chain orderbook with sub-second execution and deep liquidity
- Combining speed of execution with on-chain transparency

Accessible through Various User Interfaces and Front-Ends
- Including the Hyperliquid user interface (app.hyperliquid.xyz)
- User interfaces have no involvement in the execution of transactions

Non-Custodial Wallet Access

Valuation: On-Chain Market Cap Vs Fees

Hyperliquid's differentiated offering results in a disproportionately large share of on-chain fees



Hyperliquid Share Q3 2025 (%)
5.8%
1.1%
Share of On-Chain Market Cap
Share of On-Chain Fees

*During Q3 2025, **on-chain protocols generated ~$5.2B** in fees (excluding stablecoins)*

*Hyperliquid was the **third largest on-chain protocol in terms of fees** for Q3 2025, representing close to **~6% of total** on-chain fees*

*The average on-chain market capitalization during Q3 2025 was **~$1.2T**, implying an overall **"market cap. to annualized fees" ratio of ~58x***

Hyperliquid's** average market cap during Q3 2025 was ~$13.4B, implying a m**arket cap. to annualized fees ratio of ~11x

*These differences in valuation metrics are reflected in **Hyperliquid's share of on-chain market cap. (~1.1%)** versus its **share of on-chain fees (~5.8%)***

Source: 1kx; On-Chain Market cap and fees exclude Bitcoin and stablecoins.

Valuation: Hyperliquid vs Robinhood vs Coinbase

Hyperliquid across the board high growth metrics: Revenue = "EBITDA" = "Net Income" = Buybacks

($M)	Hyperliquid	Robinhood	coinbase
Revenue			
Q2 2025	$172	$989	$1,420
Q3 2025	303	1,274	1,793
% Change	*76%*	*29%*	*26%*
EBITDA			
Q2 2025	$172	$549	$512
Q3 2025	303	742	801
% Change	*76%*	*35%*	*56%*
Net Income			
Q2 2025	$172	$386	$33
Q3 2025	303	556	433
% Change	*76%*	*44%*	*1212%*
Market Cap ($B)	$25	$117	$81
Multiples			
Revenue	20.2x	23.0x	11.3x
EBITDA	20.2x	39.5x	25.4x
Net Income	20.2x	52.7x	46.9x

- Hyperliquid's "net income" is approaching Robinhood and Coinbase's ranges in substantially shorter time
- Hyperliquid's overall growth rates are substantially above Robinhood and Coinbase
- *Hyperliquid is trading at substantial discount to "earnings" valuation multiple*

Note: Hyperliquid Market cap based on circulating supply + tokens allocated to core contributors. Multiples based on annualized Q3 2025 figures.

HIP-3: Universal Access to Huge Global Markets

Any real-world asset can be turned into a permissionless Perp market

Stock XXXX					
Equities	**Forex**	**Commodities**	**Stock Indices**	**Pre-IPO**	**Prediction Markets**
$500B - $600B in daily trading volume (underlying)	*~$9.6T daily trading volume (derivatives)*	*$1.5T - $2.0T notional equivalent per day*	*$900B - $1T daily trading volume*	*Improved liquidity, speed & ease of access*	*Polymarket recently achieved a ~$9.0B valuation*

Source: Bank for International Settlements, CME Group, Fortune, ICE, World Federation of Exchanges.

HIP-3: Translating Into Massive New Revenue Pools

At modest market share capture, there is potential to multiple Hyperliquid revenue 2.4x – 6.0x

Illustrative	At 0.2% Market Share	At 0.5% Market Share
Equities	~$169M	~$424M
Forex	~$2,177M	~$5,443M
Commodities	~$397M	~$992M
Stock Indices	~$211M	~$528M
Total	**~$2,955M**	**~$7,387M**
Hyperliquid Annualized Revenue	~$1,213M	~$1,213M
Potential Future Revenue	**~$4,167M**	**~$8,599M**
% Potential Increase	***~244%***	***~609%***

Note: Assumes 0.045% taker fees for Hyperliquid perps. Annualized revenue for Hyperliquid based on Q3 2025 revenue.

Buildercodes: Already Achieving Substantial Success

Potential to attract millions of new users to Hyperliquid and generate additional trading fees

Well known platforms with large user bases are already generating tens of millions of quarterly revenue for Hyperliquid

phantom

~15 million monthly active users

METAMASK

~30 million monthly active users



Phantom @phantom · Nov 9
4 months later: Phantom has crossed $20B in perps volume
HYPERLIQUID
$20B
trading volume on perps
273
166
1.1K
74K

- Allows for a permissionless way to connect "front-end" applications to Hyperliquid's "back-end" and earn fees from the traffic generated
- Enables trading platforms, on-ramps and social apps, to leverage the Hyperliquid Blockchain as their execution back-end
- Offers a transparent, open, and permissionless integration process without having to seek approval from a centralized party

Source: CoinLaw, Consensys, X.

Hyperliquid Labs and the Hyper Foundation

Hyperliquid Labs

- A team of core contributors
- Led by Jeff Yan and iliensinc
- Focused on helping to build and develop the Hyperliquid Blockchain
- Actively engages with and listens to the Hyperliquid community
- Self-funded and has not taken any external capital

The Hyper Foundation

- Established to support the growth of the Hyperliquid Blockchain and ecosystem
- Engages services providers, such as Hyperliquid Labs, to achieve its mission
- As a validator, it takes part in the governance of the Hyperliquid Blockchain

HyperEVM: A Thriving Ecosystem

Selection of teams building on Hyperliquid (DeFi / Yields only)

Abracadabra, ApStation, Blueberry, Cathena, Chainsight, Cluster, D2 Finance, Definitive, Delpho, Deploy.Finance, EzPairs, Felix Protocol

Fibrous Finance, Funnel, GLIQUID, Gigabrain, GlueX Protocol, Harmonix Finance, HybraFinance, HyperBloom, HyperFlash, HyperPNL, HyperSwap

HyperYield, HyperZap, Hyperbeat, Hyperdelta, Hyperdrive, Hyperlend, Hyperstable, Hyperwave, HypurrFi, IVX, Insilico Terminal, Katōshi, Kinetiq

Kintsu, Kittenswap, Laminar, Liminal, LoopedHYPE, Matcha Meta, Neutral Trade, Nucleus, Nunchi, Omni Network, Omni X, OpenOcean

Pear Protocol, Perpflow, Polaris, PrimeFi, Project X, Rage Trade, Resolv, Rubifi, Rumpel Labs, Rysk, Satoshi Protocol, Sentiment.xyz, Silhouette

Solv Protocol, Spectra, Spinup, Stable Jack, StakedHYPE, Sunder Finance, Supurr, Tealstreet.io, Tenderize, Theo Network, Timeswap, TradeStream

UltraSolid, Untangled, Upshift, Valantis, Vectis Finance, Ventuals, Vooi, WOOFI, Wormhole, XTrade.gg, optfun

Source: HypurrCollective.

Thank You